March 1, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 245

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth a response to a comment received from Alison White of the staff of the Securities and Exchange Commission (the “SEC”) on March 1, 2024 with respect to Post-Effective Amendment No. 245 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Salient Enhanced Midstream Income ETF (“Midstream Fund”) and Westwood Salient Enhanced Energy Income ETF (“Energy Income Fund,” and together with Midstream Fund, the “Funds” and each, a “Fund”), new series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 15, 2023. Set forth below is a summary of the comment and the Registrant’s response thereto. The response set forth below supersedes any prior responses contained in the Registrant’s response letter dated February 29, 2024 with respect to the first paragraph of the Midstream Fund’s Principal Investment Strategies section. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement. Additions to disclosure in the Registration Statement are in bold and underlined text.

Prospectus Comment

1.	Comment: Please revise the 80% policy for the Midstream Fund that appears in the Principal Investment Strategies section to make it clear that the term “Midstream” applies to both North American Corporations and master limited partnerships (“MLPs”).

Response: The Registrant has revised the first paragraph of the disclosure in the Principal Investment Strategies for the Midstream Fund as follows: “The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of Midstream (as defined below) North American corporations and Midstream U.S. master limited partnerships (“MLPs”) (collectively,

EDGAR Operations Branch
March 1, 2024

“Midstream Investments”). MLPs are limited partnerships and limited liability companies that are publicly traded and are treated as partnerships for federal income tax purposes. The units for these entities are listed and traded on a U.S. securities exchange. The Fund invests in equity securities, such as common units and common shares, in Midstream Investments.”

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:       Mr. Todd Heim

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

Abigail Bertumen, Esq.